EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

May 2021

Item 3	News Releases

News release dated May 14, 2021

Item 4	Summary of Material Change

On May 14, 2021, the Company announced it closed a non-brokered private placement (the "Offering") with one strategic investor by issuing 1,142,857 common shares at a price of USD$0.70 per common share for gross proceeds of USD$800,000. The common shares issued pursuant to the Offering are subject to a hold period under applicable securities laws, which hold period expires four months and a day following the date of issuance. The Company will use the proceeds for working capital purposes and for advancement of pre-clinical and clinical programs.

The Company also issued 316,689 common shares to third parties for services rendered and vesting of restricted stock units.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

May 14, 2021

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SCHEDULE “A”

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BetterLife Announces Closing of a Non-Brokered Private Placement

VANCOUVER, British Columbia, May 14, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU) is pleased to announce that it has closed a non-brokered private placement (the "Offering") with one strategic investor by issuing 1,142,857 common shares at a price of USD$0.70 per common share for gross proceeds of USD$800,000. The common shares issued pursuant to the Offering are subject to a hold period under applicable securities laws, which hold period expires four months and a day following the date of issuance. BetterLife will use the proceeds for working capital purposes and for advancement of pre-clinical and clinical programs.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: (604) 221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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